Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the rights of the common stock, par value $0.01 per share (the “Common Stock”), of Proficient Auto Logistics, Inc. (the “Company,” “we,” or “our”), which is the only class of securities of the Company that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description is based upon our Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), Amended and Restated Bylaws (the “Bylaws”), and provisions of applicable law. We encourage you to read our Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to our Annual Report on Form 10-K, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

We are authorized to issue 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

All outstanding shares of our Common Stock are validly issued, fully paid and nonassessable.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of Common Stock, voting as a single class, is required to amend certain provisions of our Certificate of Incorporation, including provisions relating to amending our Bylaws, the size of our Board of Directors (the “Board”), removal of directors, director liability, vacancies on our Board, special meetings, stockholder notices, actions by written consent and exclusive forum.

Economic Rights

Except as otherwise expressly provided in our Certificate of Incorporation or required by applicable law, all shares of our Common Stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

No Preemptive or Similar Rights

Holders of our Common Stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our Board is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to 10,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our Board determines.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of Common Stock until the Board determines the specific rights attached to that preferred stock.

Registration Rights

Effective as of the closing of our Initial Public Offering on May 13, 2024 (the “Offering”) and subject to the lock-up agreements entered into in connection with the Offering and federal securities laws, certain holders of shares of our Common Stock are entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended (the “Securities Act”). These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our Common Stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes and certain costs related to disbursement of counsel for holders of these registrable securities of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier to occur of (i) five years after the closing of the Offering, and (ii) with respect to any holder, (1) when such holder of registrable securities (together with its affiliates) holds less than 1% of our outstanding capital stock, and (2) when Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares, without limitation, during a three-month period.

Demand Registration Rights

Effective as of the closing of the Offering, holders of an aggregate of shares of our registrable securities are entitled to certain demand registration rights. At any time beginning 180 days after the closing of the Offering, the holders of at least $50 million of these shares then outstanding may request that we register all or a portion of their shares. Such request for registration must describe the amount of type of securities to be included and the intended method of distribution.

Piggyback Registration Rights

Effective as of the closing of the Offering, the holders of an aggregate of shares of our registrable securities are entitled to certain piggyback registration rights. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Effective as of the closing of the Offering, holders of an aggregate 5,758,963 of shares of registrable securities are entitled to certain Form S-3 registration rights. Holders of shares then outstanding can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate offering size to the public is $50 million; provided, however, that we shall not be obligated to effect such request though an underwritten offering. We will not be required to effect (i) if a Form S-3 is not available for such offering or (ii) the holders of the shares, together with holders of any other equity entitled to inclusion in such registration, propose to sell at any aggregate price to the public of less than $50 million.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or of any direct or indirect majority-owned subsidiary involving the interested stockholder (in one transaction or a series of transactions);

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

●	any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or any such subsidiary beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation or any direct or indirect majority-owned subsidiary.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees, agents or stockholders;

●	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation, or our Bylaws; or

●	any action asserting a claim against us that is governed by the internal affairs doctrine.

The provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims.

To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Certificate of Incorporation also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

While Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Exchange Listing

Our Common Stock is currently on the Nasdaq Global Market under the symbol “PAL.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer and Trust Company. The transfer agent’s address is 1 State Street, 30th floor, New York, NY 10004, and its telephone number is (917) 262-2373.

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